Correspondence

May 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Scorpius Holdings, Inc. (CIK 0001476963) (the “Company”)
Registration Statement No. 333-279092 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

On May 7, 2024, we, as the representative of the underwriters, filed a letter with the U.S. Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement so that it may be declared effective at 5:30 p.m., Eastern Time, on May 9, 2024, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

Very truly yours,

ThinkEquity LLC

By:	/s/ Eric Lord
Eric Lord Head of Investment Banking